

Mail Stop 3720

March 24, 2009

Via U.S. Mail and facsimile to (630) 574-1904

Mr. Daniel M. Hamburger
Chief Executive Officer
DeVry Inc.
One Tower Lane, Suite 1000
Oakbrook Terrace, Illinois 60181

> **Re: DeVry Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 001-13988**

Dear Mr. Hamburger:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended June 30, 2008

Item 1A. Risk Factors, page 31

1.   We note that you have disclosed in the first paragraph on page 53 that intangible assets from business combinations and goodwill constitute 37% of your total assets and that any impairment to such assets could affect your future financial condition. However, in your discussion of Risk Factors, you do mention any risks

that are associated with an impairment of your intangible assets and goodwill. If you deem that Item 503(c) requires disclosure regarding certain risks associated with intangible assets and goodwill, please add such disclosure to future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.   We note your use of non-GAAP disclosure of net income and earnings per share, excluding certain items. In future filings, please disclose why management believes this presentation is important to an understanding of the company's operations and financial condition.

Critical Accounting Policies, page 52

Impairment of Goodwill and Other Intangible Assets

3.   We note that goodwill accounted for 30% of total assets as of June 30, 2008. We note that you performed your annual goodwill impairment test at the end of your fiscal year and concluded that goodwill was not impaired. In future filings, tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. In addition, in future filings, you should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure in future filings should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of June 30, 2008 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1) the discount rates for each reporting unit and how those discount rates were determined,

2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

    (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

    (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K</u>

<u>Compensation Discussion and Analysis, page 12</u>

<u>How the Compensation Committee Determined Executive Compensation, page 13</u>

4.   In the last paragraph on page 13, you disclose that you benchmarked against four peer groups. You disclose the component companies of the Market Funded Education Peer Group and the Service Industry Peer Group. However, you do not disclose the component companies of the General Industry Peer Group and Similarly-Sized Service Companies Peer Group. In future filings, please disclose the component companies that are part of these two peer groups. *See* Item 402(b)(2)(xiv).

5.   We note your disclosure that you do not target any specific percentile levels in establishing compensation levels and opportunities when benchmarking. In your future filings, provide detail as to how you ensure that your compensation is competitive to the compensation paid by the benchmarked companies.

<u>The Role of Performance, page 15</u>

6.   In the last paragraph on page 15, you state that you do not disclose Organization-wide or business unit performance measures because such information is confidential and may cause you competitive harm. However, it is not clear why disclosure of your revenue and earnings per share goals for the organization as a whole and business units *for a given year after the conclusion of that year* would cause the company competitive harm. Please advise.

<u>Individual Performance Goals, page 16</u>

7.   In the last sentence in the second paragraph on page 16, you state that no individual performance goals were material in fiscal year 2008. However, you make the following disclosures regarding individual performance goals:

•   on the rest of page 16, you disclose several individual performance goals for your executives;

•   in the first paragraph on page 18, you state that your executives' base salary is based on his or her individual performance against his or her prior established goals;

•   in the fourth paragraph on page 18, you state that MIP payments are based on meeting individual performance goals;

- in the table on page 19, you weight individual performance 30% under your 2008 MIP; and

- in the third paragraph on page 20, you state that option grants are based in part on individual performance.

  Please reconcile your statement that individual performance goals are not material for your executives with the above-noted disclosures. In future filings, if you deem that individual performance goals are material, please disclose them unless you meet the requirements of Instruction 4 to Item 402(b).

8. Also, in the sixth paragraph on page 19, you state that your executives received payments under your MIP and, in the third paragraph on page 20, that your executives received option grants, based on individual performance and organizational goals. If we assume that your organizational goals are confidential and your individual performance goals are material, in future filings, please explain how you determined (i) how much each executive earned under your MIP based on his or her individual performance, and (ii) how many option grants were given to each executive based on his or her individual performance. *See* Item 402(b)(1)(v).

* * * *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Terry French, Accountant Branch Chief, at (202) 551-3828 or Christy Adams, Staff Accountant, at (202) 551-3363 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director